September 1, 2021

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Allison White

Re:	AltShares Trust (the “Trust”)
File Nos. 333-256754 & 811-23475
Registration Statement on Form N-1A

Dear Ms. White,

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 25, 2021 from you, as a member of the disclosure review staff of the Securities and Exchange Commission (the “SEC”), with respect to Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended, and Amendment No. 5 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on May 28, 2021, accession no. 0001104659-21-074293 (the “Amendment”), and our prior response letter (“First Letter”) regarding the Amendment dated August 23, 2021. The Amendment relates to the AltShares Event-Driven ETF, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Amendment.

Comment 1 — We note that the Trust’s response to Comment 5 in the First Letter states that Acquired Fund Fees and Expenses for the Fund “are not estimated and are based on the expenses incurred by the predecessor mutual fund for the prior fiscal year”; however, the Acquired Fund Fees and Expenses line in the fee table in the prospectus is footnoted to indicate that these expenses are “[b]ased on estimated amounts for the current fiscal year.” Please either revise your response or revise the fee table to address this point.

Response to Comment 1 — The fee table has been revised to remove the referenced footnote from the Acquired Fund Fees and Expenses line.

Comment 2 — The staff does not agree with your response to Comment 20 in the First Letter, and believes that the disclosure describing circumstances under which the Fund could concentrate its investments is too generic. For example, stating that such circumstances include “management change, institution of shareholder friendly practices, regulatory changes, litigation, earnings results and outlook, and changes in industry or sector fundamentals” is generic.

September 1, 2021

Response to Comment 2 — As stated in the Fund’s prospectus, the Fund follows an event-driven strategy which seeks to profit by investing, long and/or short, in the equity and debt securities of companies whose prices the investment adviser believes are or will be impacted by a publicly announced or anticipated corporate event. The prospectus further provides that these corporate events may take the form of “hard” catalysts - such as restructurings (bankruptcies, spinoffs, and asset sales), and mergers and acquisitions - or “soft” catalysts – such as management changes and shareholder activist campaigns. Therefore, if these hard catalyst or soft catalyst events occurring within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time. The language referenced in the staff’s comment is intended to refer to soft catalyst events. As noted in our response in the First Letter, whether these events, which are the focus of the Fund’s event-driven investment strategy, are occurring in one industry at a given time is beyond the Fund’s control. The Fund believes it has described in its registration statement its discretion to concentrate with as much detail as is practicable with respect to the circumstances under which the Fund may concentrate its investments.

Comment 3 — The staff does not agree with your response to Comment 21 in the First Letter. The SEC staff’s position is that a fund may not concentrate in any industry or group of industries indirectly by investing in underlying funds. If the Fund invested in another investment company that concentrated in an industry, the staff would want you to count it toward that industry.

Response to Comment 3 — The Trust takes note of the staff’s position, and further notes that the Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a fund’s industry concentration limit. The Trust respectfully submits that no further revisions are required.

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (202) 778-9082 or my colleague Stacy Fuller at (202) 778-9475.

Sincerely,

/s/ Fatima S. Sulaiman

Fatima S. Sulaiman

cc:	Philip Channen, Water Island Capital, LLC
Stacy L. Fuller, Partner, K&L Gates LLP